UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                           BREEZE-EASTERN CORPORATION
 ------------------------------------------------------------------------------

                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    106764103
 ------------------------------------------------------------------------------

                                 (CUSIP Number)

                               Eric M. Ruttenberg
                        Tinicum Capital Partners II, L.P.
                 Tinicum Capital Partners II Parallel Fund, L.P.
                          c/o Tinicum Lantern II L.L.C.
                                800 Third Avenue
                                   40th Floor
                               New York, NY 10022
                              212-446-9300 (phone)
   --------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 30, 2007
                                 ---------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), ss.240.13d-1(f) or ss.240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 106764103

   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

         Tinicum Capital Partners II, L.P.
--------------------------------------------------------------------------------
   2.    Check the Appropriate Box if a Member of a Group (See Instructions)
             (a)
             (b)  [X]
--------------------------------------------------------------------------------
   3.    SEC Use Only

--------------------------------------------------------------------------------
   4.    Source of Funds (See Instructions)

         WC (see Item 3)
--------------------------------------------------------------------------------
   5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)
--------------------------------------------------------------------------------
   6.    Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
                        7.    Sole Voting Power Shares                         0
Number of Shares
Beneficially Owned   -----------------------------------------------------------
by Each Reporting       8.    Shared Voting Power        1,720,919 (see Item 5)*
Persons With
                     -----------------------------------------------------------
                        9.    Sole Dispositive Power                           0

                     -----------------------------------------------------------
                        10.   Shared Dispositive Power    1,720,919(see Item 5)*

--------------------------------------------------------------------------------
   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         1,720,919 (See Item 5)*
--------------------------------------------------------------------------------
   12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------
   13.   Percent of Class Represented by Amount in Row (11)

         18.6% (see Item 5)
--------------------------------------------------------------------------------
   14.   Type of Reporting Person.

         PN
--------------------------------------------------------------------------------
   * Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934 (the "Act"), the Reporting Person disclaims beneficial ownership of such Shares, and this Statement on Schedule 13D (this "Statement") shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

                                  SCHEDULE 13D

CUSIP No. 106764103

   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

         Tinicum Capital Partners II Parallel Fund, L.P.
--------------------------------------------------------------------------------
   2.    Check the Appropriate Box if a Member of a Group (See Instructions)
             (a)
             (b)  [X]
--------------------------------------------------------------------------------
   3.    SEC Use Only

--------------------------------------------------------------------------------
   4.    Source of Funds (See Instructions)

         WC (see Item 3)
--------------------------------------------------------------------------------
   5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)
--------------------------------------------------------------------------------
   6.    Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
                        7.    Sole Voting Power Shares                         0
Number of Shares
Beneficially Owned   -----------------------------------------------------------
by Each Reporting       8.    Shared Voting Power            9,048 (see Item 5)*
Persons With
                     -----------------------------------------------------------
                        9.    Sole Dispositive Power                           0

                     -----------------------------------------------------------
                        10.   Shared Dispositive Power        9,048(see Item 5)*

--------------------------------------------------------------------------------
   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         9,048 (See Item 5)*
--------------------------------------------------------------------------------
   12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------
   13.   Percent of Class Represented by Amount in Row (11)

         Less than 1.0% (see Item 5)
--------------------------------------------------------------------------------
   14.   Type of Reporting Person.

         PN
--------------------------------------------------------------------------------
   * Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934 (the "Act"), the Reporting Person disclaims beneficial ownership of such Shares, and this Statement on Schedule 13D (this "Statement") shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

                                  SCHEDULE 13D


         This Amendment No. 1 (this "Amendment") amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission on February 17, 2006 (the "Schedule 13D") by Tinicum Capital Partners II, L.P., a Delaware limited partnership ("TCP"), and Tinicum Capital Partners II Parallel Fund, L.P., a Delaware limited partnership ("TCPP" and together with TCP the "Reporting Persons") with respect to the Common Stock, par value $0.01 per share (the "Common Stock") of Breeze-Eastern Corporation, formerly TransTechnology Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 700 Liberty Avenue, Union, New Jersey, 07083. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged. Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 4.  Purpose of Transaction

         On April 30, 2007, the Reporting Persons entered into an amendment agreement (the "Amendment Agreement"), a copy of which is attached hereto as Exhibit A and incorporated herein by reference, which amended certain provisions of the Amended and Restated Confidentiality Agreement, dated as of February 17, 2006, by and among the Company, TCP and TCPP, and the Stockholders Agreement, dated as of February 15, 2006, by and among TCP, TCPP and the Company.

         The Amendment Agreement relieved the Reporting Persons of certain contractual restrictions set forth in the Amended and Restated Confidentiality Agreement and Stockholders Agreement so that they would have sufficient rights as stockholders to act as they believed appropriate in connection with matters of significance regarding the Company or that may come before the stockholders of the Company.

         The restrictions that were lifted by the Amendment Agreement include, among others, (i) the restrictions on the manner of voting the Company Common Stock beneficially owned by the Reporting Persons, (ii) the restrictions prohibiting the Reporting Persons from engaging in a solicitation of proxies,
(iii) the prohibitions on forming or joining a group with unaffiliated third parties, or otherwise acting in concert with any person, with respect to the Company and its securities and (iv) the restrictions on entering into discussions or arrangements with third parties with respect to the foregoing.

         The Reporting Persons have engaged in, and intend to continue to engage in, discussions with third parties regarding the Company, including representatives of the Wynnefield group (which filed a Schedule 13D/A relating to the Company with the Securities and Exchange Commission on April 18, 2007 ) and other significant stockholders of the Company. Such discussions include, among other things, the Reporting Persons' view that, at the current time, it would be desirable and in the best interests of the stockholders of the Company to avoid, if possible, a costly and disruptive proxy contest at the Company's upcoming annual meeting of stockholders, including by means of proposing an agreed upon slate of directors at the meeting.

         The Reporting Persons may engage in discussions with the Company's management or board of directors, other shareholders and other relevant parties concerning the business, operations, board composition, management, strategy and the future plans of the Company. Depending on various factors, including, without limitation, the Company's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Company's board of directors or third parties, specifically the Wynnefield group, price levels of the shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future, from time to time, take such actions with respect to their investment in the Company as they deem appropriate. The Reporting Persons also intend to review their investment in the Company on a continuing basis and may in the future, from time to time, take such other actions with respect to their investment in the Company as they deem appropriate, including, without limitation, purchasing additional shares or selling some or all of their shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of this Amendment.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The modifications to the Amended and Restated Confidentiality Agreement and Stockholders Agreement discussed in Item 4 of this Amendment eliminated certain restrictions on the Reporting Persons disclosed in the Schedule 13D.

Item 7.  Exhibits

Exhibit A:    Amendment Agreement, dated as of April 25, 2007, by and among TCP,
              TCPP and the Company.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 1, 2007

TINICUM CAPITAL PARTNERS II, L.P.

By:  TINICUM LANTERN, L.L.C.

Its:   General Partner


By: /s/ Eric Ruttenberg
    --------------------------------
    Name:  Eric Ruttenberg
    Title: Co-Managing Member

TINICUM CAPITAL PARTNERS II PARALLEL FUND, L.P.

By:  TINICUM LANTERN, L.L.C.

Its:  General Partner


By: /s/ Eric Ruttenberg
    --------------------------------
    Name:  Eric Ruttenberg
    Title: Co-Managing Member